AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2009

                                                    1933 ACT FILE NO. 333-158305
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                            REGISTRATION STATEMENT ON
                                    FORM S-6
                                 AMENDMENT NO. 1

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS,
          SERIES 584

     B.   NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                            2455 Corporate West Drive

                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                         ERIC F. FESS
    Senior Managing Director, General            Chapman and Cutler LLP
    Counsel and Secretary                        111 West Monroe Street
    Claymore Securities, Inc.                    Chicago, Illinois 60603
    2455 Corporate West Drive                    (312) 845-3000
    Lisle, Illinois  60532
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

================================================================================

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.





The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Preliminary Prospectus Dated April 3, 2009
                              Subject to Completion


        Claymore/Guggenheim Long-Term National Municipal Trust, Series 1

                                    series of

               Claymore Securities Defined Portfolios, Series 584



                                 [Claymore logo]

                                [Guggenheim logo]



                 A portfolio of investment-grade municipal bonds
                      selected by Claymore Securities, Inc.



                                   Prospectus

                               Dated _____ , 2009



                 The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
           Any representation to the contrary is a criminal offense.



================================================================================
 INVESTMENT SUMMARY


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview

     Claymore Securities Defined Portfolio, Series 584, is a unit investment trust that consists of Claymore/Guggenheim Long-Term National Municipal Trust, Series 1 (the "trust"). Claymore Securities, Inc. ("Claymore" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate in approximately ___ years.

                              Investment Objective

     The trust seeks to provide a high level of current income and to preserve capital by investing in a portfolio primarily consisting of investment-grade long term municipal bonds.

                          Principal Investment Strategy

     The trust will invest in a portfolio of municipal bonds with stated maturities ranging from ____ to ____. The sponsor will select bonds that it believes have the best chance to meet the trust's investment objective over its approximate __ year life.

     Municipal bonds are debt instruments issued by state and local governments to raise money for various public works projects such as highways, airports and schools. The most distinct characteristic of municipal bonds is that generally these bonds provide interest income exempt from normal federal income taxes, and in some cases, is exempt from state and local taxes. However, such income may be subject to the federal alternative minimum tax. In addition to offering the potential for federally tax-exempt interest income, all of the municipal bonds held in the trust will be rated investment-grade quality, as of the trust's initial date of deposit (the "Inception Date"), by at least one of the following ratings agencies: Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"), Fitch, Inc. ("Fitch") or Moody's Investors Service ("Moody's"). Such rating relates to the underlying bonds and not the trust. investment-grade bonds are bonds that are rated at least in the category of BBB by Standard & Poor's or Fitch or Baa by Moody's. A rating in the category of BBB or Baa is the lowest possible investment-grade rating. See "Description of Bond Ratings" for details.

     Certain bonds in the trust may be covered by insurance policies obtained from _______ , guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the insured bonds have received ratings that may reflect the creditworthiness of the bond issuer. Please note that the insurance relates only to the insured bonds in the trust and not to the units or the market value of the bonds or of the units.

     The trust intends to pay interest distributions each month and expects to [prorate the interest distributed on an annual basis; see "Distributions."] Furthermore, investors may receive principal distributions from bonds being called or sold prior to their maturity.

     The sponsor has selected Guggenheim Partners Asset Management, Inc. ("GPAM"), an affiliate of Guggenheim Partners, LLC to serve as the trust's portfolio consultant. The portfolio consultant is responsible for assisting the sponsor with the selection of the trust's portfolio.

                                 Bond Selection

     The sponsor considered the following factors, among others, in selecting the bonds:

     o The bonds must be rated as investment-grade or above by at least one of the rating agencies (BBB- or above by Standard & Poor's or Baa3 or above by Moody's);

     o The price of the bonds relative to other bonds with comparable characteristics;

     o Attractiveness of the interest payments relative to bonds with similar characteristics;

     o The potential for early return of principal or any event risk which could have a negative impact on the price of the bonds; and

     o   No AMT, or alternative minimum tax, bonds.

                               Guggenheim Partners
                          Asset Management, Inc. (GPAM)

     Guggenheim Partners, LLC is a global diversified financial services firm whose primary business lines include asset management, investment advisory, fixed income brokerage, institutional finance and merchant banking. Through its affiliates, including Guggenheim Partners Asset Management, Inc., the firm manages more than $30 billion in fixed-income and equity strategies. GPAM's team is based in New York, Chicago and Los Angeles.

                                  Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately _____ months after the trust's Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
                              Essential Information
                           (as of the Inception Date)

     Inception Date

       (Initial Date of Deposit)      _____ , 2009

     Unit Price                          $1,000.00

     Termination Date                ______ , 2009

     Distribution Date      25th day of each month
              (commencing ______ 25, 2009, if any)

     Record Date            15th day of each month
              (commencing ______ 15, 2009, if any)


     CUSIP Numbers

     Cash Distributions
     Standard Accounts                   1838_____
     Fee Account Cash                    1838_____


     Ticker                                 ______


     Average Dollar Weighted Maturity
       of Bonds in the Trust           _____ years

     Minimum Principal Distributions_____ per unit

     Minimum Par Value of the Bonds
       in the Trust under which the
       Trust Agreement may be
       Terminated                   _____ per unit

     Types of Bonds

                                       Approximate
     Type of Issuer          Portfolio Percentage*
     -------------           ---------------------




                                            ------
     Total                                  100.00%
                                            ------


             Essential Information - continued
                (as of the Inception Date)


     Bond Ratings

                                       Approximate
     Standard & Poor's       Portfolio Percentage*
     -----------------       ---------------------
     AAA                                          %
     AA+
     NR
                                            ------
     Total                                  100.00%
                                            ------


                                       Approximate
     Fitch                   Portfolio Percentage*
     -----------------       ---------------------
     AAA                                          %
     NR
                                            ------
     Total                                  100.00%
                                            ------


                                       Approximate
     Moody's                 Portfolio Percentage*
     -----------------       ---------------------
     Aaa                                          %
     Aa2
     NR
                                            ------
     Total                                  100.00%
                                            ------


     States and Territories
                                       Approximate
     State or Territory      Portfolio Percentage*
     ------------------      ---------------------



                                            ------
     Total                                  100.00%
                                            ------


     Insurance Providers
                                       Approximate
     Insurance Company       Portfolio Percentage*
     ------------------      ---------------------




                                            ------
     Total                                  100.00%
                                            ------


     Minimum Investment
     All accounts                             $250
--------------------------------------------------------------------------------




Claymore/Guggenheim Long-Term National Municipal Trust, Series 1
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
As of the Inception Date, ______ , 2009
--------------------------------------------------------------------------------

Principal Amount of Bonds in Trust:                                  $
Number of Units:
Fractional Undivided Interest in Trust per Unit(1):
Principal Amount of Bonds per Unit:                                  $
Public Offering Price:
      Aggregate Offering Price of Bonds in the Portfolio:            $
      Aggregate Offering Price of Bonds per Unit:                    $
      Organization Costs per Unit:                                   $
      Sales Charge of 4.90% (___% of Public Offering Price
        excluding organization costs):                               $
      Public Offering Price per Unit:                                $
Redemption Price per Unit:                                           $
Excess of Public Offering Price Over Redemption Price per Unit:      $
Estimated Annual Interest Income per Unit
  (includes cash income accrual only):                               $
Less Estimated Annual Expenses per Unit:                             $
                                                                     --------
Estimated Net Annual Interest Income per Unit:                       $
                                                                     ========
Estimated Daily Rate of Net Interest Accrual per Unit:               $
Estimated Current Return Based on Public Offering Price
  (includes cash income accrual only):                                         %
Estimated Long-Term Return:                                                    %
Estimated Interest Distributions per Unit:
o Date of First Distribution:                                      ______ , 200_
o Amount of First Distribution:                                     $
o Record Date of First Distribution:                               ______ , 200_
o Date of Regular Distribution:                                __ of each Month
o Amount of Regular Distribution:                                   $
o Record Date of Regular Distribution:                         __ of each Month
o Regular Total Annual Distributions:                               $

--------------------------------------------------------------------------------
* Based solely upon the bid prices of the bonds. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unitholders--Redemption--Computation of Redemption Price per Unit."

(1) As of the close of business on the Inception Date, the sponsor may adjust the number of units of so that the Public Offering Price per unit will equal approximately $1,000 per unit. If such an adjustment occurs, certain of the items provided herein may vary.



                                 Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. The value of the units and the bonds held in the portfolio can each decline in value. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o The sponsor does not actively manage the portfolio. Because the portfolio is fixed and not managed, in general, the sponsor only sells bonds at the trust's termination or in order to meet redemptions or to pay expenses. As a result, the price at which a bond is sold may not be the highest price the trust could have received during the life of the trust. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o No assurance can be given that the trust's investment objective will be achieved. This objective is subject to the continuing ability of the respective issuers of the bonds to meet their obligaions.

     o Due to the current state of the economy, the value of the bonds held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. In the last year, economic activity has declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

     o An issuer or an insurer of the bonds may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. This may result in a reduction in the value of your units.

     o The financial condition of an issuer or an insurer of the bonds may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     o Municipal bonds are fixed rate debt obligations that generally decline in value with increases in interest rates, an issuer's or an insurer's worsening financial condition, a drop in bond ratings or when there is a decrease in federal income tax rates. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

     o Certain municipal bonds may be rated as investment-grade by only one rating agency. As a result, such split-rated securities may have more speculative characteristics and are subject to a greater risk of default than securities rated as investment-grade by any two of Standard & Poor's, Fitch or Moody's.

     o Changes in the tax treatment of bonds either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws may have an adverse impact on the value of the units and the bonds held in the trust.

     o If a decrease in net asset value occurs and units of the trust are tendered for redemption, the trust may be forced to liquidate some of its bonds which may be at a loss. If such redemptions are substantial enough, provisions of the trust's indenture could cause a complete and unexpected liquidation of the trust before its scheduled maturity, resulting in unanticipated losses for investors.

     o Certain of the bonds included in the trust may be original issue discount bonds or "zero coupon" bonds, as noted in "Trust Portfolio." These bonds may be subject to greater price fluctuations with changing interest rates and contain additional risks.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     See "Investment Risks" for additional information.

                                      Taxes

     Federal Tax. Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the trust is exempt from normal federal income taxes for U.S. investors. However, such income may be subject to the federal alternative minimum tax. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the trust on the disposition of bonds.

     See "Tax Status" for further tax information.

                                  Distributions

     Holders of units will receive interest payments from the trust each month. The trust prorates the interest distributed on an annual basis. Annual interest distributions are expected to vary from year to year.

     Each unit of the trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying bonds set forth in the "Trust Portfolio" and net income of the trust.

                                Market for Units

     A unit holder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the trust (the "trustee"), or sale of such units to the sponsor. The price received from the trustee or the sponsor, respectively, by the unitholder for units being redeemed or sold is based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the sponsor or the trustee without fee or penalty.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                                Who Should Invest

     You should consider this investment if:

     o You want to own a defined portfolio of investment-grade municipal bonds that are designed to pay regular federally tax-exempt interest income;

     o The trust is part of a longer-term investment strategy that includes the investment in subsequent portfolios, if available; and

     o    You are seeking capital preservation.

     You should not consider this investment if:

     o You are uncomfortable with the risks associated with a defined portfolio of investment-grade municipal bonds;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You are seeking capital appreciation.

                                Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $1,000 unit price. Actual expenses may vary.

                                         Amount Per
                                           $1,000

                                          Invested
                         Percentage      at a Public
                          of Public       Offering
                          Offering        Price of
Investor Fees             Price (1)    $1,000 Per Unit
------------              ---------     -------------
Initial sales fee
  paid on purchase           0.00%        $ 0.00
Deferred sales fee (1) (2)   4.90          49.00
                            =====         ======
Maximum sales fees (1)       4.90%        $49.00
                            =====         ======

Estimated organization costs
  (amount per unit paid by
  the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)            $
                                        =====


                         Approximate
Annual Fund              % of Public
Operating                 Offering         Amount
Expenses                  Price (4)       Per Unit
------------              ---------       ---------
Trustee's fee (5)(6)            %         $
Sponsor's supervisory fee (4)
Evaluator's fee (5)
Bookkeeping and
  administrative fee (5)
Estimated other trust
  operating expenses (7)
                          ------          ------
  Total                         %         $
                          ======          ======

(1) The deferred sales fee is a fixed dollar amount equalling $49.00 per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $1,000 per unit, the maximum sales fee will be 4.90% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the maximum sales fee will be less than 4.90% of the Public Offering Price. However, if the price you pay for your units is less than $1,000 per unit, the maximum sales fee will not exceed 4.90% of the Public Offering Price.

(2) The deferred sales fee will be deducted in three monthly installments commencing ________ 2009 and ending ________ 2009 ($_____ on the last business day of each month). If units are redeemed prior to the deferred sales charge period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 4.90% of the Public Offering Price and may consist of an initial sales fee and the amount of any remaining deferred sales charge payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 4.90% of the Public Offering Price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 4.90% of the Public Offering Price per unit.

(3) Organization costs include the portfolio consulting fee paid to GPAM for its assistance with the trust's portfolio.

(4) Based on a unit with a $1,000 per unit Public Offering Price as of the Inception Date.

(5) The trustee's fees and the sponsor's evaluation fee are based on the principal amount of the bonds in the trust on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units will decrease during that period. The sponsor serves as the evaluator.

(6) During the first year the trustee may reduce its fee by a nominal amount that relates to the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds. Should the interest exceed this amount, the trustee will reduce its fee up to its annual fee. After the first year, the trustee's fee will be the amount indicated above. Estimated net interest income will remain as shown.

(7) Other estimated trust operating expenses include a licensing fee paid to GPAM for the use of intellectual property owned by GPAM, but do not include brokerage commissions and other transactional fees. The estimated trust operating expenses are based upon an estimated trust size of $____ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected.

                                     Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

     1 year                             $
     3 years
     5 years
     10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the trust or that broker-dealers may charge for processing redemption requests.



                                 Trust Portfolio

Claymore Securities Defined Portfolios, Series 584
Claymore Long-Term National Municipal Trust, Series 1
As of the Inception Date, _______ , 2009
------------------------------------------------------------------------------------------------------------------------------------
                                                        1ST OPTIONAL
AGREGATE                                                REDEMPTION
PRINCIPAL CUSIP     COMPANY NAME(1)                     COUPON         MATURITY      INSURANCE         PROVISIONS (2)    S&P (3)
------------------------------------------------------------------------------------------------------------------------------------


Claymore Securities Defined Portfolios, Series 584
Claymore Long-Term National Municipal Trust, Series 1
As of the Inception Date, _______ , 2009 (continued)
------------------------------------------------------

                                 COST TO
     FITCH (3)    MOODY'S (3)    PORTFOLIO (4)(5)
------------------------------------------------------



                                ==========
                                $
                                ==========

------------------------------
(1) Bonds of these issuers are all represented by contracts to purchase bonds. All contracts to purchase the bonds were entered into on ______ , 2009. All contracts are expected to be settled prior to or on ______ , 2009.

(2) If applicable, this heading shows the year in which each issue of bonds is initially redeemable and the redemption price for that year unless otherwise indicated. Each such issue generally continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of bonds. In addition, certain bonds in the trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such bonds. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt. A sinking fund may be estimated based upon various factors or may be mandatory. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. To the extent that the bonds were deposited in the trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the units. Conversely, to the extent that the bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the units. Distributions generally will be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds and there will be distributed to unitholders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The tax effect on unitholders of such redemptions and resultant distributions is described in the section entitled "Tax Status."

(3) The Standard & Poor's, Fitch's and Moody's corporate or municipal bond ratings are a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a bond, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings."

(4) See Note (1) to "Statement of Financial Condition" regarding cost of bonds. The sponsor is responsible for initially acquiring the bonds that it selects for the trust and will deliver the bonds or arrange for the delivery of the bonds to the trust on the Inception Date at a price determined by the evaluator based upon prices provided by Standard & Poor's Securities Evaluations, an independent, industry-recognized municipal bond pricing service. The sponsor may acquire bonds from Guggenheim Capital Markets, LLC, an affiliate of Guggenheim Partners, LLC, who may accumulate such bonds on behalf of the sponsor. Standard & Poor's Securities Evaluations will provide the sponsor with an "offered side" quotation for the bonds, on the trust's Inception Date. The offering prices are greater than the current bid prices of the bonds which are the basis on which Redemption Price per unit is determined for purposes of redemption of units (see the first paragraphs under "Public Offering--Offering Price" and "Rights of Unitholders--Redemption--Computation of Redemption Price Per Unit"). Immediately prior to the deposit of the trust, the aggregate bid side valuation of the bonds in the trust was lower than the aggregate offering side valuation by ___%. Yield of bonds was computed on the basis of offering prices on the Inception Date.

(5)  Estimated annual interest income to the trust is $_____.

(6) This bond has been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.



================================================================================
 UNDERSTANDING YOUR INVESTMENT


                                    The Trust

     Organization. The trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"). The Trust Agreement is dated as of the Inception Date and is between Claymore Securities, Inc. as sponsor and as evaluator ("evaluator") and The Bank of New York Mellon, as trustee. The evaluator determines the value of the bonds held in the trust generally based upon prices provided by a pricing service. On the Inception Date, the sponsor deposited bonds, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations. After the deposit of the bonds and the creation of the trust, the trustee delivered to the sponsor the units (the "units") comprising the ownership of the trust. These units are now being offered pursuant to this prospectus.

     Units. Each unit represents the fractional undivided interest in the principal and net income of the trust. If any units of the trust are redeemed after the Inception Date, the fractional undivided interest in the trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

                                 Public Offering

     Offering Price. The sponsor will serve as the trust's principal underwriter. The price of the units of the trust as of the Inception Date was determined by adding to the evaluator's determination of the aggregate offering price of the bonds per unit, based upon prices provided by Standard & Poor's Securities Evaluations, cash, other net assets in the portfolio and a pro rata portion of estimated organization costs. As of the close of business on the Inception Date, the sponsor may adjust the number of units of the trust so that the Public Offering Price per Unit will equal approximately $1,000. During the initial public offering period, sales of at least $_______ or ___ units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the bonds at the date of delivery of the units to the purchaser is also added to the Public Offering Price. However, after the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

     During the initial offering period the aggregate offering price of the bonds in the trust is determined by the evaluator. To determine such prices, the evaluator utilizes prices received from Standard & Poor's Securities Evaluations. Standard & Poor's Securities Evaluations determines such offering prices (1) on the basis of current offering prices for the bonds, (2) if offering prices are not available for any bonds, on the basis of current offering prices for comparable bonds, (3) by making an appraisal of the value of the bonds on the basis of offering prices in the market, or (4) by any combination of the above. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in "Essential Information," effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying bonds and which is be expected to be less than the aggregate offering price, see "Rights of Unitholders--Redemption."

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Deferred Sales Fee. You pay a sales fee when you buy units. In the primary market, the transactional sales fee for the trust typically has only a deferred component and is a fixed-dollar amount of $49.00 per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $1,000 per unit, the deferred sales fee will be 4.90% of the Public Offering Price per unit. If the price you pay for your units exceeds $1,000 per unit, the deferred sales fee will be less than 4.90%. However, if the price you pay for your units is less than $1,000 per unit, the deferred sales fee will not exceed 4.90%.

     Initial Sales Fee. Typically, the trust does not charge an initial sales fee. However, if you purchase units of the trust in the secondary market, your maximum sales fee will be 4.90% of the Public Offering Price per unit and may consist of an initial sales fee and the amount of any remaining deferred sales charge payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 4.90% of the Public Offering Price per unit and the remaining deferred sales fee. If you purchase units after the last deferred sales charge payment has been assessed, your maximum sales fee will consist of a one-time sales fee of 4.90% of the Public Offering Price per unit.

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee the sponsor will credit you the difference between your maximum sales fee and the deferred sales fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

                                     Sales Charge
                                   Reductions (as a
                                    % of the Public
     Purchase Amount                Offering Price)
     ---------------                --------------
     Less than $50,000                      %
     $50,000 - $99,999
     $100,000 - $249,999
     $250,000 - $499,999
     $500,000 - $999,999
     $1,000,000 or more

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o   purchases by your spouse or minor children, and

     o   purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account"). You pay only the portion of the sales fee that the sponsor retains.

     This discount applies during the initial offering period [and in the secondary market.] Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your trust. See "Expenses and Fees" in this prospectus.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units with a purchase price reduction of $10 per unit off of the maximum Public Offering Price, which will include a deferred sales charge. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy, or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Tax Status" in this prospectus. See "Expenses and Fees" in this prospectus.

     Employees. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. This discount applies during the initial offering period [and in the secondary market.] Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Distribution of Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

                                      Concession
                                    per Unit (as a
     Purchase Amount/              % of the Public
     Form of Purchase               Offering Price)
     ----------------                -------------
     Less than $50,000                      %
     $50,000 - $99,999
     $100,000 - $249,999
     $250,000 - $499,999
     $500,000 - $999,999
     $1,000,000 or more
     Rollover Purchases
     Fee Account and
       Employee Purchases

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction. Firms that are serving as underwriters are entitled to additional compensation as described in "Underwriting Concessions" below. For secondary market sales, the dealer concession will be ___% of the Public Offering Price.

     [Broker-dealers and other firms that sell units of certain Claymore unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be equal to 0.10% of the value of eligible Claymore unit trusts sold in the primary market during a calendar quarter so long as the broker-dealers or other firms sell at least $25 million of eligible Claymore unit trusts during the calendar quarter. Eligible unit trusts include all Claymore unit trusts, other than Claymore municipal portfolios, sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.]

     Underwriters other than the sponsor will sell units of the trust to other broker-dealers and selling agents at the Public Offering Price per unit less a concession or agency commission not in excess of the underwriter concession allowed to the underwriters by the sponsor as described in "Underwriting Concessions" below.

     Claymore reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this trust and other Claymore products. This compensation is intended to result in additional sales of Claymore products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Claymore products by the intermediary or its agents, the placing of Claymore products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Claymore products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Claymore product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we [gain/loss] the amount set forth in each trust's "Trust Portfolio" on the initial deposit of securities in each trust.

     Additional Units. After your trust is created, additional units of the trust may be issued by depositing in the trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase bonds, contracts to purchase bonds or additional bonds.

                            Underwriting Concessions

     The sponsor has entered into that certain Agreement Among Underwriters pursuant to which it shall serve as the principal underwriter for the units of the trust. The Agreement Among Underwriters provides that a public offering of the units of the trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Distribution of Units."

     In addition to the concessions provided in "Distribution of Units," the underwriters will receive from the sponsor the additional concession contained in the following table:

                                      Additional
                                   Sales Concessions
                                      (as a % of
     Total Sales                      the Public
     (in thousands)                 Offering Price)
     ---------------                --------------
     $                                  $
     $     or more                      $

     In addition to any other benefits that the underwriters may realize from the sale of the units of the trust, the Agreement Among Underwriters provides that the sponsor will share with the other underwriters, on a pro rata basis, [___%] of the net gain, if any, represented by the difference between the sponsor's cost of the securities in connection with their acquisition (including the cost of insurance obtained by the sponsor prior to the Inception Date for individual securities, if any, and including the effects of portfolio hedging gains and losses and portfolio hedging transaction costs, if any) and the aggregate offering price thereof on the Inception Date (the "acquisition profit") less a charge for acquiring the bonds in the portfolio and for the sponsor maintaining a secondary market for the units. For purposes of determining the acquisition profit, the sponsor will utilize the prices of the bonds derived from Standard & Poor's Securities Evaluations. All units created by the sponsor on the Inception Date will be eligible for the purpose of determining the acquisition profit. Dealers who are underwriters will be eligible for a portion of such acquisition profit, if any. [The underwriters are not, however, eligible to receive the additional dealer concession in connection with sales [$______ of more] of units of this trust as set forth in "Distribution of Units."]

                      Underwriting

     Name and Address               Number of Units
     ---------------                ---------------
     Sponsor and Underwriter:
     Claymore Securities, Inc.
     255 Corporate West Drive
     Lisle, Illinois  60532

     Underwriters:


     Sponsor's and Dealers' Profits. As set forth under "Public
Offering--Offering Price," the sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the trust.

     Also, any difference between the sponsor's cost to purchase the securities and the price at which it sells them to the trust is considered profit or loss. In offering units of the trust the sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

                                Investment Risks

     Failure of Issuers or Insurers to Pay Interest and/or Principal. The primary risk associated with an investment in bonds is that the issuer or insurer of a bond may default on principal and/or interest payments when due on the bond. Such a default would have the effect of lessening the income generated by the trust and/or the value of the bonds and the trust's units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the Inception Date the rating assigned to a bond may decline. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any bond or responsible for a decline in the rating of any bond in the portfolio.

     Current economic conditions risk. In December 2008, the National Bureau of Economic Research officially announced that the U.S. economy has been in a recession since December 2007. This announcement came months after U.S. stock markets entered bear market territory after suffering losses of 20% or more from their highs of October 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity has now declined across all sectors of the economy, and the United States is experiencing increased unemployment. The current economic crisis has affected the global economy with European and Asian markets also suffering historic losses. Due to the current state of the economy, the value of the bonds held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

     Fixed-Rate Bonds. An investment in units of the trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the units) will decline with increases in interest rates. Inflation and the overall economy are two of the major factors, among others, which contribute to fluctuations in interest rates and the values of fixed-rate bonds. Bonds are also subject to the risk that their values may decline if the issuer's financial condition worsens or if perceptions of the issuer's financial condition change.

     Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the bonds in the trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of any current interest. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than bonds of comparable quality that pay current income. For federal income tax purposes, original issue discount on bonds must be accrued over the term of the bonds. As a result, on sale or redemption of the bonds, the difference between (i) the amount realized and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will generally be treated as taxable gain or loss. Your basis in original issue discount bonds increases as original issue discount accrues. See "Tax Status" herein.

     "When Issued" and "Delayed Delivery" Bonds. Certain bonds in the trust may have been purchased by the sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by the issuer on the Inception Date (although such issuer had committed to issue such bonds). In the case of these and/or certain other bonds, the delivery of the bonds may be delayed ("delayed delivery") or may not occur. The effect of the trust containing "delayed delivery" or "when issued" bonds is that unitholders who purchased their units prior to the date such bonds are actually delivered to the trustee may have to make a downward adjustment in the tax basis of their units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" bonds during the time between their purchase of units and delivery of such bonds to the trust.

     Redemption or Sale Prior to Maturity. Certain of the bonds in the portfolio of the trust may be called prior to their stated maturity date pursuant to sinking fund or call provisions. A call provision is more likely to be exercised when the offering price valuation of a bond is higher than its call price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the bonds may be sold or otherwise mature. In such cases, the proceeds from such events will be distributed to unitholders. Thus, no assurance can be given that the trust will retain for any length of time its present size and composition.

     The trust may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the trust and the early termination of the trust.

     To the extent that a bond was deposited in the trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

     Market Discount. The portfolio of the trust may consist of some bonds whose current market values were below principal value on the Inception Date. A primary reason for the market value of such bonds being less than principal value at maturity is that the interest rate of such bonds is at lower rates than the current market interest rate for comparably rated bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates.

     Failure of a Contract to Purchase Bonds and Substitution of Bonds. In the event of a failure to deliver any bond that has been purchased for the trust under a contract ("failed bonds"), the sponsor is authorized to purchase other bonds ("replacement bonds"). The trustee shall pay for replacement bonds out of funds held in connection with the failed bonds and will accept delivery of such bonds to make up the original principal of the trust. The replacement bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the failed bonds. Whenever a replacement bond has been acquired for the trust, the trustee shall, within five days thereafter, notify all unitholders of the trust of the acquisition of the replacement bond and shall, on the next distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the failed bond exceeded the cost of the replacement bond. In addition, a replacement bond must (at the time of purchase):

     o    be a tax exempt bond;

     o have a fixed maturity or disposition date comparable to that of the failed bond it replaces;

     o be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the failed bond which it replaces; and

     o be rated at least in the category of BBB or Baa by a major rating organization.

     If the right of limited substitution described above shall not be used to acquire replacement bonds in the event of a failed contract, the sponsor will refund the sales charge attributable to such failed bonds to all unitholders of the trust, and distribute the principal attributable to such failed bonds on the next monthly distribution date which is more than 30 days thereafter. In the event a replacement bond is not acquired by the trust, the Estimated Net Annual Interest Income per unit for the trust would be reduced and the Estimated Current Return thereon might be lowered.

     Risk Inherent in an Investment in Different Types of Bonds. Concentration Risk. The trust may contain or be concentrated in one or more of the classifications of bonds referred to below. A trust is considered to be "concentrated" in a particular category when the bonds in that category constitute 25% or more of the aggregate value of the portfolio. This makes a trust less diversified and subject to more market risk. An investment in units of the trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

     General Obligation Bonds. Certain of the bonds in the portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws. An entity's credit will depend on many factors: tax base, reliance on federal or state aid, and factors which are beyond the entity's control.

     Appropriations Bonds. Certain bonds in the trust may be bonds that are, in whole or in part, subject to and dependent upon either the governmental entity making appropriations from time to time or the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional regardless of any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing. In the event of non-appropriation, the sponsor may instruct the trustee to sell such bonds.

     Industrial Development Revenue Bonds ("IDRs"). IDRs, including pollution control revenue bonds, are tax-exempt bonds issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

     Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

     Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multifamily housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a unitholder purchased units, any prepayment at par would result in a loss of capital to the unitholder and reduce the amount of income that would otherwise have been paid to unitholders.

     Power Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities may also be subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to bonds.

     Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, the possible inability to obtain rate increases, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

     Education, University and College Bonds. The ability of educational institutions, including universities and colleges, to meet their obligations is dependent upon various factors. Some of these factors include the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payment on its own.

     Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

     Capital Improvement Facility Bonds. The portfolio of the trust may contain bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

     Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation of the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires most waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

     Moral Obligation Bonds. The trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation of debt of the state. The agencies or authorities generally have no taxing power.

     Refunded Bonds. Refunded bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent party until maturity or a predetermined redemption date. These obligations are generally non-callable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

     Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

     Special Tax Bonds. Special tax bonds are payable for and secured by the revenues derived by a municipality from a particular tax. Examples of special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

     Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Bond payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: variations in taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

     Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

     Convention Facility Bonds. The portfolio of the trust may contain bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation bonds issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

     Correctional Facility Bonds. The portfolio of the trust may contain bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation bonds issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

     Litigation and Legislation. To the best knowledge of the sponsor, there is no litigation pending as of the Inception Date in respect of any bonds which might reasonably be expected to have a material adverse effect upon the trust. Nevertheless, lawsuits involving the bonds included in the trust or their issuers may exist. At any time after the Inception Date, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to bonds in the trust. The outcome of litigation of this nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the bonds.

     Tax Exemption. From time to time Congress considers proposals to tax the interest on state and local obligations, such as the bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in the units. See "Tax Status" herein for a more detailed discussion concerning the tax consequences of an investment in the units. Unitholders are urged to consult their own tax advisers.

                              The Secondary Market

     Although not obligated, the sponsor intends to maintain a market for the units after the initial offering period and continuously offer to purchase units at prices based on the redemption price per unit.

     The sponsor will pay all expenses to maintain a secondary market, except the evaluator fees, trustee costs to transfer and record the ownership of units and costs incurred in annually updating the trust's registration statement. We may discontinue purchases of units at any time. If you wish to dispose of your units, you should ask us for the current market prices before making a tender for redemption to the trustee.

                     Estimated Current Return and Estimated
                         Long-Term Return to Unitholders

     The rate of return on each unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. The Estimated Current Return per unit and Estimated Long-Term Return per unit, each as of the Inception Date, is set forth under "Summary of Essential Financial Information." Information regarding the estimated distributions of principal and interest to unitholders of the trust is available from the sponsor on request.

     Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per unit by the Public Offering Price. Estimated Net Annual Interest Income per unit will vary with changes in fees and expenses of the trustee and the evaluator and with principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price per unit will vary with changes in the institutional offering price of the bonds. Estimated Current Return takes into account only the interest payable on the bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from principal value on the bond's purchase price. Moreover, because interest rates on bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per unit may be affected adversely if such bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" will be realized in the future.

     Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the bonds in the trust and (ii) takes into account the expenses and sales charge associated with each unit of the trust. The Estimated Long-Term Return assumes that each bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable bond). If the bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that bond may be different than the initial quoted yield. Since the market values and estimated retirements of the bonds, the expenses of the trust and the Net Annual Interest Income and Public Offering Price per unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" will be realized in the future. Contact the sponsor, as indicated on the back page of the Prospectus, for information regarding the estimated principal and interest distribution schedule of the trust.

                                   Tax Status

     This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. After the end of each year, you will receive a tax statement that separates the trust's distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gains dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your units for six months or less, any loss incurred by you related to the disposition of such a unit will be disallowed to the extent of the exempt-interest dividends you received.

     Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and (generally except for exempt-interest dividends) will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the trust beginning prior to 2010, distributions from the trust that are properly designated by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met.

                              Rights of Unitholders

     Ownership of Units. Ownership of units of the trust will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. All evidence of ownership of uncertificated units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book-entry form through DTC or the trustee unless a certificate is properly requested. Ownership and transfer of book-entry units will be evidenced and accomplished by book-entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants.

     Beneficial owners of book-entry units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred.

     Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred. Any unitholder who holds a certificate may change to book entry ownership by submitting to the trustee the certificate along with a written request that the units represented by such certificate be held in book entry form.

     Distribution of Interest and Principal. Unitholders will receive interest distributions on a monthly basis. Principal, including capital gains, and interest will be distributed on the distribution date; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $___ per unit then outstanding. If such condition exists, the trustee shall, on the next succeeding distribution date, distribute the unitholder's pro rata share of the balance of the Principal Account. Interest received by the trust will be distributed on each applicable distribution date to unitholders of record of the trust as of the preceding applicable Record Date who are entitled to such distributions at that time. All distributions will be net of applicable expenses and funds required for the redemption of units. See "Essential Information," "Rights of Unitholders--Expenses and Fees" and "Selling Units--Redemption."

     The trustee will credit to the Interest Account for the trust all interest received by the trust, including that part of the proceeds of any disposition of bonds which represents accrued interest. Other receipts of the trust will be credited to the Principal Account for the trust. The pro rata share of the Interest Account of the trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each unit thereof will be computed by the trustee each applicable Record Date. See "Essential Information." The trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). Proceeds received from the disposition of any of the bonds subsequent to a monthly Record Date and prior to the next succeeding monthly distribution date will be held in the Principal Account for the trust and will not be distributed until the second succeeding monthly distribution date. Because interest on the bonds is not received by the trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the trust as of the applicable Record Date. See "Essential Information." Persons who purchase units between a Record Date and a distribution date will receive their first distribution on the second distribution date following their purchase of units under the applicable plan of distribution.

     The difference between the estimated net interest accrued to the first Record Date and to the related distribution date is an asset of the respective unitholder and will be realized in subsequent distributions or upon the earlier of the sale of such units or the maturity, redemption or sale of bonds in the trust.

     Record dates for interest distributions will be the first day of the month. All unitholders, however, who purchase units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Details of estimated interest distributions, on a per unit basis, appear in the "Summary of Essential Financial Information." The amount of the regular distributions will generally change when bonds are redeemed, mature or are sold or when fees and expenses increase or decrease.

     The trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the trust as of the first day of such month. See "Rights of Unitholders--Expenses and Charges." The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate account. In addition, the trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of units by the trustee. See "Rights of Unitholders--Redemption." Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the unitholders and are available for use by the trustee pursuant to normal banking procedures.

     Because interest on bonds in the trust is payable at varying intervals, usually in semiannual installments, the interest accruing to the trust will not be equal to the amount of money received and available for distribution from the Interest Account to unitholders. Therefore, on each applicable distribution date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances during the first year of the trust, the trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. In addition, the trustee has agreed to advance sufficient funds to the trust in order to reduce the amount of time before distributions of interest to unitholders commence. The trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the trust. The trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

     In order to acquire certain of the bonds subject to contract, it may be necessary to pay on the settlement dates for delivery of such bonds amounts covering accrued interest on such bonds which exceed the amounts paid by unitholders. The trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular bonds with respect to which such payments may have been made. Also, since interest on such bonds in the portfolio of the trust (see "The Trust Portfolio") does not begin accruing as tax-exempt interest income to the benefit of unitholders until such bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such bonds between the date of settlement for the units and such dates of delivery.

     In addition, because of the varying interest payment dates of the bonds comprising the trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the trustee, will be greater than the amount of interest actually received by the trust and distributed to unitholders.

     Therefore, there will usually remain an item of accrued interest that is added to the value of the units. If a unitholder sells all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Similarly, if a unitholder redeems all or a portion of his units, the Redemption Price per unit which he is entitled to receive from the trustee will also include accrued interest on the bonds. Thus, the accrued interest attributable to a unit will not be entirely recovered until the unitholder either redeems or sells such unit or until the trust is terminated.

     Expenses and Fees. Investors will bear all or a portion of the costs incurred in organizing the trust - including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, the initial audit of the trust's portfolio, legal expenses, payment of closing fees and any other out-of-pocket expenses. During the initial public offering period only, a pro rata portion of such organization costs will be charged upon the investor's purchase of units.

     The trustee's, sponsor's supervisory, bookkeeping and administrative and sponsor's evaluation fees are set forth under "Fees and Expenses" in the Investment Summary. The trustee's fee and the sponsor's evaluation fee, which is earned for portfolio evaluation services, are based on the principal amount of bonds on a monthly basis. Because such fees are based on the principal amount of the bonds in the trust, rather than the trust's net asset value, the fees will represent a greater percentage of the trust's net asset value if the bonds in the trust, on average, are valued below par. The sponsor's supervisory fee, which is earned for portfolio supervisory services, and the bookkeeping and administrative fees are based on the largest number of units in the trust at any time during such period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the trust's net asset value as the number of units decreased during that period. The sponsor's supervisory fee, bookkeeping and administrative and sponsor's evaluation fee, which are not to exceed the maximum amount set forth under "Fees and Expenses" for the trust, may exceed the actual costs of providing portfolio supervisory, bookkeeping and administrative or evaluation services for the trust, but at no time will the total amount the sponsor receives for portfolio supervisory services, bookkeeping and administrative or evaluation services rendered to all series of Claymore Securities Defined Portfolios in any calendar year exceed the aggregate cost to them of supplying such services in such year.

     The trustee will receive for its ordinary recurring services to the trust an annual fee in the amount set forth under "Fees and Expenses" for the trust. There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the trustee from the trust's funds, see "Rights of Unitholders--Distribution of Interest and Principal." For a discussion of the services performed by the trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The trustee's fee, bookkeeping and administrative fees and the sponsor's fees are payable monthly, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent." If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the trust, or amounts payable to the trustee which are secured by its prior lien on the trust, the trustee is permitted to sell bonds to pay such amounts.

     The trust will pay a licensing fee to GPAM for the use of trademarks, trade names or other intellectual property owned by GPAM. The [annual] licensing fees received by GPAM are equal to ___% of the average net assets of the trust.

     Other Charges. The following additional charges are or may be incurred by the trust: all expenses (including audit and counsel fees) of the trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the sponsor, the expenses and costs of any action undertaken by the trustee to protect the trust and the rights and interests of the unitholders; fees of the trustee for any extraordinary services performed under the Trust Agreement; indemnification of the trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the trust; and all taxes and other governmental charges imposed upon the bonds or any part of the trust (no such taxes or charges are being levied or made or, to the knowledge of the sponsor, contemplated). To the extent lawful, the trust shall bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or the trust under federal or state bonds laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. All direct distribution expenses of the trusts (including the costs of maintaining the secondary market for the trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature will be paid at no cost to the trust. Any payments received by the sponsor reimbursing it for payments made to update the trust's registration statement will not exceed the costs incurred by the sponsor. The above expenses, including the trustee's fee, when paid by or owing to the trustee, are secured by a lien on the trust. In addition, the trustee is empowered to sell bonds in order to make funds available to pay all expenses.

     Reports and Records. The trustee shall furnish unitholders of a trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit. Within a reasonable time after the end of each calendar year, the trustee will furnish to each person who at any time during the calendar year was a unitholder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of bonds and any earned original issue discount), deductions for payment of applicable taxes and for fees and expenses of the trust, redemptions of units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of the trust, purchase of replacement bonds, redemptions of units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; (3) a list of the bonds held and the number of units outstanding on the last business day of such calendar year;
(4) the Redemption Price per unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each unit outstanding.

     The trustee shall keep available for inspection by unitholders at all reasonable times during usual business hours, books of record and account of its transactions as trustee including records of the names and addresses of unitholders of the trust, certificates issued or held, a current list of bonds in the trust and a copy of the Trust Agreement.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymore.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the sponsor or the trustee. Units redeemed by the trustee will be canceled.

     The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     [To redeem your units which are evidenced by registered certificates, if any, you must send the trustee any certificates for your units.] You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

     Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified mail for the protection of the unitholder. Since tender of the certificate is required for redemption when one has been issued, units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the Redemption Price per unit computed as of the Evaluation Time set forth under "Essential Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which units are properly received by the trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the trustee on such day for redemption at the Redemption Price computed on that day.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of bonds by the trustee at a loss. To the extent bonds are sold, the size and diversity of the trust may be reduced.

     The trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the SEC by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying bonds is not reasonably practicable, or for such other periods as the SEC has by order permitted.

     You can generally request an in-kind distribution of the stocks underlying your units if you own units worth at least $1,000,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of the trust's termination. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

     Computation of Redemption Price per Unit. The Redemption Price per unit is determined by the trustee on the basis of the bid prices of the bonds in the trust, while the Public Offering Price of units during the initial offering period is determined on the basis of the offering prices of the bonds, both as of the Evaluation Time on the day any such determination is made. The bid prices of the securities may be expected to be less than the offering prices. This Redemption Price per unit is each unit's pro rata share, determined by the trustee, of: (1) the aggregate value of the bonds in the trust (determined by the evaluator, generally based upon prices provided by a pricing service as set forth below), (2) cash on hand in the trust (other than cash covering contracts to purchase bonds), and (3) accrued and unpaid interest on the bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of the trust, (b) the accrued expenses of a trust, (c) cash held for distribution to unitholders of record as of a date prior to the evaluation, and
(d) unpaid organization costs. The evaluator, generally based upon prices provided by a pricing service may determine the value of the bonds in the trust
(1) on the basis of current bid prices for the bonds, (2) if bid prices are not available for any bonds, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above.

     Until six months after the Inception Date or the end of the initial offering period, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     The difference between the bid and offer prices of bonds with characteristics consistent with the objectives of the trust are expected to be ___% to ___% of the principal value of the bonds. This value can fluctuate depending on liquidity and the balance of supply and demand for the individual issues. Immediately prior to the deposit of the trust, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Trust Portfolio." For this reason, among others, the price at which units may be redeemed could be less than the price paid by the unitholder.

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the trustee notify the sponsor of any tender of units for redemption. So long as the sponsor maintains a bid in the secondary market, the sponsor, prior to the close of business on the second succeeding business day, will purchase any units tendered to the trustee for redemption at the price so bid by making payment therefor to the unitholder in an amount not less than the Redemption Price on the date of tender not later than the day on which the units would otherwise have been redeemed by the trustee (see "Public Offering--Offering Price"). Units held by the sponsor may be tendered to the trustee for redemption as any other units.

     The offering price of any units resold by the sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering-Offering Price"). Any profit resulting from the resale of such units will belong to the sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see "Public Offering--Other Compensation and Benefits to Broker-Dealers").

     Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

                               General Information

     Claymore. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate the trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Claymore personnel may from time to time maintain a position in certain securities held by the trust.

     Claymore and the trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

     If at any time the sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged to be bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, or (b) terminate the Trust Agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the Trust Agreement.

     The foregoing information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties.

     Responsibility. The trustee shall sell, for the purpose of redeeming units tendered by any unitholder and for the payment of expenses for which funds are not available, such of the bonds in a list furnished by the sponsor as the trustee in its sole discretion may deem necessary.

     It is the responsibility of the sponsor to instruct the trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange and substitution for any bonds pursuant to a refunding or refinancing plan, except that the sponsor may instruct the trustee to accept such an offer or to take any other action with respect thereto as the sponsor may deem proper if the issuer is in default with respect to such bonds or in the judgment of the sponsor the issuer will probably default in respect to such bonds in the foreseeable future.

     Any obligations so received in exchange or substitution will be held by the trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the trustee is required to give notice thereof to each unitholder, identifying the obligations eliminated and the bonds substituted therefor. Except as stated in the Trust Agreement or in this and the preceding paragraph and in the discussion under "Investment Risks--Failure of a Contract to Purchase Bonds and Substitution of Bonds" regarding the substitution of replacement bonds for failed bonds, the acquisition by a trust of any bonds other than the bonds initially deposited is prohibited.

     The sponsor may direct the trustee to dispose of bonds in certain limited circumstances, including upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the sponsor the retention of such bonds in a trust would be detrimental to the interest of the unitholders. The proceeds from any such sales will be credited to the Principal Account for distribution to the unitholders.

     Resignation. If the sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the trustee in such event, the trustee may appoint a successor sponsor, terminate the Trust Agreement and liquidate the trusts or continue to act as Trustee.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. [The sponsor may remove and replace the trustee in some cases without your consent.] The trustee may also resign by notifying Claymore and investors.

     In accordance with the Trust Agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office or available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the bonds held in the trust. Pursuant to the Trust Agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of bonds comprising the trust.

     Limitations on Liability. The trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, bonds or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except, generally, in cases of its willful misconduct, lack of good faith or gross negligence. In addition, the trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the trust which the trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Trust Portfolio."

     Responsibility. For information relating to the responsibilities of the trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders," "Sponsor--Responsibility" and "Sponsor--Resignation."

     Resignation. Under the Trust Agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the Trust Agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. [The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement.] Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Evaluator. The sponsor will serve as the evaluator of the bonds in the trust, and as such will appraise the bonds or cause the bonds to be appraised. To appraise the bonds, the evaluator generally utilizes prices received from Standard & Poor's Securities Evaluations.

     Limitations on Liability. The trustee and the sponsor may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. Determinations by the evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the evaluator shall be under no liability to the trustee, the sponsor or unitholders for errors in judgment. However, this provision shall not protect the evaluator in cases of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     Responsibility. The Trust Agreement requires the evaluator to evaluate the bonds on the basis of their bid prices on each business day after the initial offering period, when any unit is tendered for redemption and on any other day such evaluation is desired by the trustee or is requested by the sponsor. For information relating to the responsibility of the evaluator to evaluate the bonds on the basis of their offering prices, see "Public Offering--Offering Price."

     Resignation. The evaluator may resign or may be removed by the sponsor and the trustee, and the sponsor and the trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

     GPAM. Guggenheim Partners Asset Management, Inc. has been selected by the sponsor to serve as the portfolio consultant for the trust. As portfolio consultant, GPAM will assist the sponsor with the selection of the portfolio of the trust. For its service as portfolio consultant, GPAM will be paid by the trust a fee of ___% of the average net assets of the trust at the close of the initial offering period. GPAM may also provide advice to the sponsor to help the sponsor provide portfolio supervisory services to the trust. The sponsor may pay some or all of its supervisory fee to GPAM.

     GPAM is not an affiliate of the sponsor. Neither the sponsor nor GPAM will manage the trust. GPAM may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. GPAM may recommend or effect transactions in the securities included in the trust. This may have an adverse effect on the prices of the securities included in the trust. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or trust termination. GPAM may act as agent or principal in connection with the purchase and sale of securities, including the securities included in the trust. GPAM's research department may receive compensation based on commissions generated by research and/or sales of units.

                            Amendment and Termination
                             of the Trust Agreement

     The sponsor and the trustee have the power to amend the Trust Agreement without the consent of any of the unitholders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, (2) to change any provision required to be changed by the SEC, or (3) to make such other provisions as shall not adversely affect the interest of the unitholders. The sponsor and the trustee may amend the Trust Agreement with the consent of unitholders representing 662 1/43% of the units then outstanding, provided that no such amendment will reduce the interest in the trust of any unitholder without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment without the consent of all the unitholders. In no event shall the Trust Agreement be amended to permit the deposit or acquisition of bonds either in addition to or in substitution for any of the bonds initially deposited in a trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the trustee is obligated to notify promptly all unitholders of the substance of such amendment. The Trust Agreement specifies other limitations on amending the Trust Agreement.

     A trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the bonds. The sponsor may direct the trustee to terminate the trust if the value of the trust falls below ____ . The trustee shall notify the sponsor when the par value of the bonds in a trust is less than [$2,000,000.] A trust may also be terminated (i) by the consent of 662 1/43% of the units or (ii) by the trustee in certain circumstances. In no event, however, may a trust continue beyond the Mandatory Termination Date set forth herein. In the event of termination, written notice thereof will be sent by the trustee to all unitholders. Within a reasonable period after termination, the trustee will sell any remaining bonds, and, after paying all expenses and charges incurred by the trust, will distribute to each unitholder, upon surrender of his units (including certificates, if any), his pro rata share of the balances remaining in the Interest and Principal Accounts of the trust.

                                     Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                           Description of Bond Ratings

     Standard & Poor's Rating. A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment -- capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o   Nature of and provisions of the obligation; and

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA -- An obligation rated `AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA -- An obligation rated `AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A -- An obligation rated `A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB -- An obligation rated `BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     Plus (+) or minus (-) -- The ratings from `AA' to `CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     N.R. -- This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

     *Moody's Investors Service Rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

     Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aaa -- Issuers or issues rated `Aaa' demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

     Aa -- Issuers or issues rated `Aa' demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

     A -- Issuers or issues rated `A' present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

     Baa -- Issuers or issues rated `Baa' represent average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

     Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "Caa." The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking ranks in the lower end of its generic rating category.

     **Fitch Ratings. A brief description of the applicable Fitch Ratings' symbols and their meanings is as follows:

     AAA -- Highest credit quality. `AAA' ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

     AA -- Very high credit quality. `AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

     A -- High credit quality. `A' ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

     BBB -- Good credit quality. `BBB' ratings indicate that a low expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

     The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the `AAA' Long-term rating category or to categories below `B'. Equivalent Taxable Estimated Current Return Tables

     As of the date of the prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under Federal taxes using the published marginal Federal tax rates scheduled to be in effect in 2009. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables do not reflect any state or local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $166,800. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 37.41 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 36.05 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Tax Status" for a more detailed discussion of Federal tax legislation.


FEDERAL
               Taxable Income                                      Tax-Exempt Estimated Current Return
-------------------------------                           ------------------------------------------------------------
        Single                 Joint             Tax        3 1/2%      3 3/4%        4%       4 1/4%      4 1/2%
        Return                Return            Rate      Equivalent    Taxable    Estimated   Current     Return
--------------------------------------------    -----     ------------------------------------------------------------
 $           0-8,350    $          0-16,700        10.0%        3.89%       4.17%       4.44%       4.72%     5.00%
        8,350-33,950          16,700-67,900        15.0         4.12        4.41        4.71        5.00      5.29
       33,950-82,250         67,900-137,050        25.0         4.67        5.00        5.33        5.67      6.00
      82,250-171,550        137,050-208,850        28.0         4.86        5.21        5.56        5.90      6.25
     171,550-372,950        208,850-372,950        33.0         5.22        5.60        5.97        6.34      6.72
        Over 372,950           Over 372,950        35.0         5.38        5.77        6.15        6.54      6.92

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the trust and returns over specified periods on other similar Claymore sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds; each of which has investment characteristics that may differ from those of the trust. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the trust are described more fully in the prospectus.



             Report of Independent Registered Public Accounting Firm

Unitholders

Claymore Securities Defined Portfolios, Series 584

     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 10 and 11 of this prospectus, of Claymore Securities Defined Portfolios, Series 584, as of ______ , 2009, the Inception Date. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, [of cash or an irrevocable letter of credit deposited for the purchase of securities] as shown in the statement of financial condition as of ______ , 2009. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 584, as of ______ , 2009, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

     Chicago, Illinois
     ______ , 2009




     Claymore Securities Defined Portfolios, Series 584

     Statement of Financial Condition
     as of the Inception Date, ______ , 2009

     Investment in securities
     Sponsor's contracts to purchase underlying securities backed by
         cash deposited (1)(2)                                        $
                                                                      ---------
                                                                      $
                                                                      =========
     Liabilities and interest of unitholders Liabilities:
         Organization costs (3)                                       $
         Deferred sales fee (4)
                                                                      ---------
     Interest of unitholders:
         Cost to unitholders (5)
         Less: organization costs, C&D and deferred
               sales fees (3)(4)(5)
                                                                      ---------
         Net interest of unitholders
                                                                      ---------
            Total                                                     $
                                                                      =========
     Number of units
                                                                      =========
     Net Asset Value per Unit                                         $
                                                                      =========

--------------------------------------------------------------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by Standard & Poor's Securities Evaluations.

(2) Cash and/or a letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $______) necessary for the purchase of the securities in the trust, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $____ per unit of the trust. A distribution will be made as of the close of the initial offering period or six months after the Inception Date (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.

(4) The total sales fee consists of a deferred sales fee. On the Inception Date, the sales fee is 4.90% of the Public Offering Price (equivalent to ____% of the net amount invested).

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.




        Contents
                                                              Investment Summary
--------------------------------------------------------------------------------
        A concise     2   Overview
        description   2   Investment Objective
        of essential  2   Principal Investment Strategy
        information   3   Bond Selection
        about the     3   Guggenheim Partners Asset Management,
        portfolio           Inc. (GPAM)
                      3   Future Trusts
                      3   Essential Information
                      3   Types of Bonds
                      4   Bond Ratings
                      4   States and Territories
                      4   Insurance Providers
                      5   Summary of Essential Information
                      6   Principal Risks
                      7   Taxes
                      7   Distributions
                      7   Market for Units
                      7   Who Should Invest
                      8   Fees and Expenses
                      9   Example
                     10   Trust Portfolio

                                                   Understanding Your Investment
--------------------------------------------------------------------------------
        Detailed     13   The Trust
        information  13   Public Offering
        to help you  17   Underwriting Concessions
        understand   18   Underwriting
        your         18   Investment Risks
        investment   25   The Secondary Market
                     25   Estimated Current Return and Estimated
                            Long-Term Return to Unitholders
                     26   Tax Status
                     28   Rights of Unitholders
                     33   How to Sell your Units
                     36   General Information
                     40   Amendment and Termination
                            of the Trust Agreement
                     40   Experts
                     40   Description of Bond Ratings
                     43   Equivalent Taxable Estimated
                            Current Return Tables
                     44   Report of Independent Registered Public
                            Accounting Firm
                     45   Statement of Financial Condition

        Where to Learn More
--------------------------------------------------------------------------------
        You can contact us for  Visit us on the Internet
        free information about  http://www.claymoresecurities.com
        these investments.      By e-mail
                                invest@claymoresecurities.com
                                Call Claymore (800) 345-7999
                                Pricing Line (888) 248-4954
                                Call The Bank of New York Mellon
                                (800) 701-8178 (investors)
                                (800) 647-3383 (brokers)

        Additional Information
--------------------------------------------------------------------------------
        This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

          E-mail:  publicinfo@sec.gov
          Write:   Public Reference Section, Washington, D.C. 20549-0102
          Visit:   http://www.sec.gov (EDGAR Database)
          Call:    1-202-942-8090 (only for information on
                   the operation of the Public Reference Section)

        Refer to:
          Claymore Securities Defined Portfolios, Series 584
                Securities Act file number: 333-158305
                Investment Company Act file number: 811-03763

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.



Prospectus

Claymore/Guggenheim
Long-Term National
Municipal Trust Series 1

Claymore Securities
Defined Portfolios
Series 584

DATED ______ , 2009






                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                      AMOUNT

               National Union Fire Insurance
            Company of Pittsburgh, Pennsylvania            $250,000
                         959-9000

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

         The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002.

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 584 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 3rd day of April, 2009.

                              CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 584
                                                                      Registrant

                                                   By: CLAYMORE SECURITIES, INC.
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                       -------------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on April 3, 2009 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


     SIGNATURE*                           TITLE***                              DATE

CHRISTIAN MAGOON**                        President                         )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )               Kevin Robinson
                                                                            )               Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           April 3, 2009
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT*                           Vice Chairman                     )           April 3, 2009

ANTHONY DILEONARDI*                       Vice Chairman                     )           April 3, 2009

BRUCE ALBELDA*                            Chief Financial Officer and                   April 3, 2009
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     April 3, 2009
                                          General Counsel and Secretary

-----------------
     *    An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-149523 on April 9, 2008.

     **   An executed copy of the related power of attorney was filed as Exhibit
          6.0 to Registration Statement No. 333-150840 on June 2, 2008.

     *** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

         The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

                                   MEMORANDUM

             Re: Claymore Securities Defined Portfolios, Series 584

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 118 (and subsequent series) (File No. 333-81826).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
April 3, 2009